Exhibit 99.57

NexGen Announces Appointment of Technical and Development Personnel

Vancouver, BC, June 27, 2016 –NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce the appointment of Troy Boisjoli as Senior Project and Operations Manager — Arrow, Rook I, Rob Maciak as Senior Projects Manager – Permitting and Development, and Matthew Batty as Senior Geologist — Arrow Resource Development.

Mr. Boisjoli has mine operating experience in uranium geology in the Athabasca Basin. Most recently, Mr. Boisjoli held the position of Acting Chief Geologist – Rabbit Lake for Cameco Corp. Prior to that, he held positions at Cameco including Mine Geologist and Geologist. Mr. Boisjoli holds a Bachelor of Science in Geological Sciences from St. Norbert College, Wisconsin, USA.

Mr. Maciak is an environmental scientist and project manager with over 10 years of experience in a range of natural resource industries, including: mining, agriculture and water management. Most recently, Mr. Maciak was Environment Scientist/Special Projects Manager for KGHM Ajax Mining Inc. Mr. Maciak holds a Bachelor of Arts degree in Physical Geography (Hydrology and Natural Resource Management) and a Masters of Science in Environmental Science from Thompson Rivers University.

Mr. Batty holds a Bachelor of Science with High Honors in Geology from the University of Saskatchewan. Mr. Batty joins NexGen from Cameco where he worked for over 4 years at various locations, including McArthur River Mine and the Rabbit Lake operation.

Leigh Curyer, Chief Executive Officer commented: “I am very pleased to welcome Troy, Rob and Matt to NexGen. Their combined experience with permitting, development and operating mines complements the team, as Arrow continues to be developed geologically and commences the environmental and engineering studies.”

The Company also granted an aggregate of up to 5,850,000 options to certain employees, consultants, officers and directors of the Company. Each option entitles the holder to purchase one common share at a price of $2.65 per share, has a term of five years, vests in three equal annual installments commencing on the date of grant and is subject to the terms and conditions of the Company’s stock option plan.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated April 13, 2016 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.